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                           [LETTERHEAD OF METROMAIL]


                                                                    NEWS RELEASE
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METROMAIL ACKNOWLEDGES THAT ABI IS SEEKING TO ENJOIN METROMAIL/GUS TRANSACTION

Lombard, Ill./March 18, 1998 -- Metromail Corporation (NYSE:ML), a leading provider of direct marketing and database marketing services, today acknowledged that a suit has been filed in the Delaware Chancery Court by American Business Information, Inc. (ABI) to preliminarily and permanently enjoin the consummation of the transactions contemplated by the previously announced merger agreement between Metromail and The Great Universal Stores P.L.C. (GUS) pursuant to which GUS commenced a tender offer on March 16, 1998 to acquire all of the outstanding shares of Metromail stock for a net price of $31.50 per share in cash.

Metromail has not yet received a complete copy of the complaint for such suit and is evaluating this situation.

Separately, Metromail announced that it has obtained an irrevocable letter of credit that satisfies one of the conditions of the obligation to GUS to consummate its previously announced tender offer. Please refer to Metromail's
Schedule 14D-9 for more information with respect to the transaction.

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to more than $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.